Meeting of Stockholders - Voting Results

On April 27, 2012, the Fund held its Annual Meeting of Stockholders to consider the proposals set forth below.  The following votes were recorded:

Proposal 1: Election of Directors

Election of Steven K. Norgaard as Director of the Fund (both common and preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
For	20,560,814	88.88%
Withhold	2,573,371	11.12%
TOTAL	23,134,185	100.00%

Election of Richard I. Barr as Director of the Fund (only preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
For	16	64.00%
Withhold	-	0.00%
TOTAL	16	64.00%